[LETTERHEAD OF BALLARD SPAHR ANDREWS & INGERSOLL, LLP]

January 30, 2008

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C.  20549

ATTN:   Jeffrey Riedler
                Assistant Director
                Mail Stop 6010

Re:          Osiris Therapeutics, Inc.
                File No. 333-148750
                Form S-3 filed January 18, 2008

Dear Mr. Riedler:

                On behalf of Osiris Therapeutics, Inc. (the “Company”), this letter responds to the Staff’s comment letter dated January 25, 2008 regarding the Company’s Form S-3 Registration Statement filed with the Securities and Exchange Commission on January 18, 2008.  For your convenience the Staff’s comment has been reproduced, followed by the Company’s response to such comment.

Form S-3

1.             We believe that Venturetec, Inc. is an underwriter. Please clarify wherever applicable in your prospectus that Venturetec, Inc. is an underwriter.

                RESPONSE:  The Company notes the Staff’s comment.  In lieu of pursuing the question of the status of Venturetec, Inc. as an underwriter, the Company has amended the Registration Statement to remove Venturetec, Inc. as a selling stockholder.

Please address any questions or comments to the undersigned at (410) 528-5505 or to Justin Klein at (215) 864-8606.

Sincerely,

/s/ Douglas M. Fox

Douglas M. Fox

cc:                                 C. Randal Mills, Ph.D.

                                                President and Chief Executive Officer

                                                Osiris Therapeutics, Inc.

                                                7015 Albert Einstein Drive

                                                Columbia, MD  21046